

September 21, 2012

Trina C. Winkelmann
Bingham McCutchen LLP
2020 K Street NW
Washington, DC 20006

Re: Nuveen Municipal Value Fund 2 (the "Fund")
        File Numbers: 333-183552; 811-22253

Dear Ms. Winkelmann:

        We have reviewed the registration statement on Form N-2 for the Fund, filed on August 24, 2012. The filing was made for the purpose of registering Common Shares of the Fund. Based on our review of the registration statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its registration statement. Please note, however, that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS

Cover Page

1. The first sentence of the first paragraph after "Portfolio Contents" states that "[u]nder normal circumstances, the Fund will invest at least 80% of its net assets in municipal securities, the income from which is exempt from regular federal income tax." The third sentence of such paragraph states that "[u]nder normal circumstances, the Fund will invest at least 80% of its net assets in municipal securities that at the time of investment are investment grade quality." Please revise this section to accurately reflect the Fund's policy. If applicable, explain more clearly that the policy to invest at least 80% of the Fund's assets in municipal securities is fundamental (i.e., may not be changed without a shareholder vote), while the policy to invest at least 80% of the Fund's assets in investment grade municipal securities is not a fundamental policy of the Fund.

2. The second sentence of the first paragraph after "No Preferred Shares" states that "the Fund may borrow for temporary, emergency or other purposes as permitted by the Investment Company Act of 1940, as amended, and invest in certain instruments, including inverse floating rate securities, that have the economic effect of financial leverage." Does the Fund have any current intention to borrow money? If so, please disclose this fact in this section and in the appropriate places in the prospectus.

Prospectus Summary (Pages 1 – 13)

3. The second to last sentence of the fourth paragraph under "Investment Objectives and Policies" on page 2 states that the Fund may purchase zero coupon bonds. Please disclose, in the appropriate section, the following risks created by investing in original issue discount ("OID") instruments.

    a) The higher interest rates of OID instruments reflect the payment deferral and credit risk associated with the instruments. Investors in the Fund share the risks and rewards of OID and market discount. These risks, however, are not shared by the Adviser, who collects higher asset-based fees with no deferral of cash payments and no repayment obligation to the Fund should any of these loans prove uncollectible.

    b) OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

    c) OID instruments generally represent a significantly higher credit risk than coupon loans.

    d) OID income received by the Fund may create uncertainty about the source of the Fund's cash distributions. For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by the shareholders, Section 19(a) of the Investment Company Act of 1940 (the "1940 Act") does not require that shareholders be notified of this fact by reporting it as a return of capital.

    e) In the case of payment-in-kind ("PIK") debt, the deferral of PIK interest reduces the loan-to-value ratio at a compounding rate.

4. The first sentence of the fifth paragraph under "Investment Objectives and Policies" on page 2 states that "[t]he Fund also may invest in certain derivative instruments in pursuit of its investment objectives." Will the Fund limit its investment in derivatives to a certain percentage of its portfolio? If so, please disclose that fact in this section.

5. The last sentence of the first bullet point under "Investment Objectives and Policies" on page 2 states that "[t]he Fund estimates that, upon completing its invest-up, the average credit quality of its investments will be A+." Please revise the term "invest-up" to include a more plain English expression.

6. The sixth bullet point under "Investment Objectives and Policies" on page 3 states that "[t]he Fund will generally invest in municipal securities with intermediate or long-term maturities."

Please include in this section parentheticals defining what the Fund considers to be intermediate and long term maturities.

7. Under "Investment Adviser" on page 4, please disclose whether or not NFA is a registered investment adviser.

8. Will any distributions made by the Fund be a return of capital? If so, please state this fact in the section entitled "Distributions" on page 13. Please also explain in this section that a return of capital reduces the shareholder's tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them for.

Summary of Fund Expenses (Page 14)

9. Footnote 1 to the fee table states that the offering costs included in the table assume "a Common Share offering price of $17.86 (the Fund's closing price on the NYSE on May 31, 2012.)." Please revise the disclosure using more recent information.

Trading and Net Asset Value Information (Page 17)

10. Please disclose in this section the share price, corresponding net asset value, and premium/discount information as of the latest practicable date. See Item 8.5.c. of Form N-2.

11. Please also disclose in this section: (a) whether the Fund's Common Shares have historically traded for an amount less than, equal to, or exceeding net asset value; (b) any methods undertaken or to be undertaken that are intended to reduce any discount; and (c) the effects that these measures have or may have on the Fund. See Item 8.5.d. of Form N-2.

The Fund (Page 18)

12. The first sentence of the second paragraph under "The Fund" on page 18 states that "[t]he following provides information about the Fund's outstanding Common Shares as of May 31, 2012." Please note that this information will need to be updated to a date within 90 days of the next filing.

The Fund's Investments (Pages 18 – 28)

13. The cross reference after the first sentence of the sixth paragraph under "Inverse Floating Rate Securities" on page 26 refers to sections of the prospectus entitled "Leverage" and "Risks – Leverage Risk." These sections do not appear to be in the prospectus. Please revise all of the cross-references in the prospectus to refer to the correct sections.

14. The first sentence of the first paragraph under "Other Investment Companies" on page 28 states that "[t]he Fund may invest up to 10% of its net assets in securities of other open- or closed-end investment companies (including exchange-traded funds ('ETFs') that invest

primarily in municipal securities of the types in which the Fund may invest directly." Please confirm to us that the Fund's investments have not generated more than 1 basis point of Acquired Fund Fees and Expenses ("AFFE") during the most recent fiscal year and that any such AFFE will be included in other expenses in the fee table. Otherwise, please revise the fee table to reflect AFFE.

15. The second sentence of the first paragraph under "Other Investment Companies" on page 28 states that "[t]he Fund may invest in investment companies that are advised by the NFA, Nuveen Asset Management or their respective affiliates to the extent permitted by applicable law and/or pursuant to exemptive relief from the Securities and Exchange Commission." Please disclose in this section whether the Fund has received, has applied for, or intends to apply for any such relief. If the Fund has applied for or intends to apply for such relief, please state that there is no guarantee that any such relief will be granted.

Management of the Fund (Pages 40 – 42)

16. The third to last sentence of the footnote on page 44 states that "[t]he complex-level fee is calculated based upon the aggregate daily managed assets of all Nuveen funds that constitute 'eligible assets.'" Please include a sentence in this footnote defining the term "eligible assets."

Distributions (Page 43)

17. The last sentence of the third paragraph under "Distributions" on page 43 states that "[t]he Fund may make total distributions during a given calendar year in an amount that exceeds the Fund's net investment income and net capital gain for that calendar year, in which case the excess would be treated by Common Shareholders as a return of capital for tax purposes." Please explain in this section that a return of capital reduces the shareholder's tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them for.

Plan of Distribution (Pages 45 – 46)

18. The first sentence of the sixth paragraph after "Distribution Through At-the-Market Transactions" on page 45 states that "[t]he Fund currently intends to distribute the shares offered pursuant to this Prospectus primarily through at-the-market transactions." Please disclose in this section the Fund's market price as of the latest practicable date. See Instruction 1 to Item 5.2 of Form N-2.

Certain Provisions in the Declaration of Trust and By-laws (Pages 47 – 48)

19. The second sentence of the second paragraph under "Certain Provisions in the Declaration of Trust" on page 51 states that "the Declaration requires a vote by holders of at least two-thirds of the Common Shares and preferred shares, including MTP Shares, voting together as a

single class, except as described below, to authorize . . . (5) a removal of trustees by shareholders, and then only for cause." Please explain to us why there is a reference to MTP Shares since the Fund has not issued such Shares. Please clarify in this section that this requirement will not be applicable to replace a trustee at the end of his or her term or when required by the 1940 Act.

STATEMENT OF ADDITIONAL INFORMATION

Management of the Fund (Pages 21 - 43)

20. The first sentence of the first paragraph under "Share Ownership" on page 40 states that "[t]he following table sets forth the dollar range of equity securities beneficially owned by each trustee as of January 31, 2012." Please revise the information so that it is as of the most recently completed calendar year. See Instruction 1 to Item 18.7 of Form N-2.

Code Ethics (Page 47)

21. Please disclose in this section whether the Codes of Ethics permit persons subject to them to invest in securities, including securities that may be purchased or held by the Fund. See Item 18.15 of Form N-2.

22. Please revise the reference in the second to last sentence of the paragraph under "Code of Ethics" to "202-942-8090" to read "202-551-8090." Please also revise the reference in the last sentence of such paragraph to "20549" to read "20549-0102."

Portfolio Transactions and Brokerage (Page 48)

23. Please disclose in this section the aggregate amount of any brokerage commissions paid by the Registrant during the three most recent fiscal years and concisely explain any material change in brokerage commissions paid by the Registrant during the most recent fiscal year as compared to the two prior fiscal years. See Item 22.1. of Form N-2. If amounts were paid to an affiliated broker, please also disclose the information required by Item 22.2. of Form N-2.

*　　*　　*　　*　　*　　*

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Any questions you may have regarding the above-referenced filings or this letter may be directed to the undersigned at (202) 551-6773.

Sincerely yours,

Kieran G. Brown
Senior Counsel